Exhibit 99.3

Trident Reports First Half 2026 Unaudited Financial Results

SINGAPORE, October 16, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd (“Trident” or the “Company”) (Nasdaq: TDTH), a Singapore-headquartered digital infrastructure and technology holding company building sovereign-scale platforms across emerging markets, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Total revenues increased more than tenfold to US$384,741, compared to US$36,612 for the six months ended June 30, 2025.

●	Gross profit increased more than twentyfold to US$356,879, compared to US$17,643 for the prior-year period.

●	Gross margin expanded to approximately 93%, compared to approximately 48% for the prior-year period, reflecting the high-margin, platform-driven nature of the Company’s revenue model.

●	Net loss was US$12,727,298, compared to US$11,271,548 for the six months ended June 30, 2025, as the Company invested in platform deployment, market entry and corporate infrastructure.

●	Non-GAAP adjusted EBITDA(1) was a loss of US$4,545,711, compared to a loss of US$4,379,209 for the six months ended June 30, 2025 — essentially flat year-over-year despite the expansion in operating footprint.

(1)	The Company uses non-GAAP adjusted EBITDA to understand and evaluate its core operating performance. Non-GAAP adjusted EBITDA is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization expenses, share-based compensation expense and gains on fair value change.

Management Commentary

Soon Huat Lim, Trident’s Founder, Chairman and Chief Executive Officer, commented: “The first half of 2026 was about building. The second half is about delivering. Through TDTH Africa, our Ghana joint venture is onboarding micro, small and medium-sized enterprises onto Sikaflow and supporting the Ghana Revenue Authority’s digital tax program. Through our AI & Intelligent Systems Group, we are taking TDTHAI to market and building our IRMA Engine Asia joint venture across Asia-Pacific, the Middle East and Africa. Through our Cybersecurity Group, we are bringing Memcyco’s real-time fraud protection to banks across Asia-Pacific. And through our Tridentity Infrastructure Group, we are advancing opportunities to expand digital identity across Africa. The approximately US$23 million of new equity we raised in September, gives us the balance sheet to execute. Our commitment to shareholders is simple: clear milestones, delivered and reported publicly.”

Recent Capital and Business Developments

●	Founder converts US$8 million of debt to equity. At the Company’s extraordinary general meeting on July 8, 2026, shareholders approved the conversion of US$8,000,000 of debt owed to Mr. Soon Huat Lim, the Company’s Founder, Chairman and Chief Executive Officer, into Class B ordinary shares, together with a share consolidation and the Company’s Third Amended and Restated Memorandum and Articles of Association.

●	IRMA Engine Investment and IRMA Engine Asia joint venture executed. On June 30, 2026, the Company entered into an exchange agreement with Digital Innovations Group, Inc. (“DIG”) to acquire 990,000 shares of DIG common stock in exchange for the issuance of Class B Ordinary Shares of the Company with an aggregate value of US$2,000,000.The transaction had its initial closing on July 17, 2026. In August 2026, the Company executed a 50/50 joint venture with DIG to deploy the IRMA AI Engine across Asia, the Middle East and Africa, markets representing approximately 9.4 million businesses.

●	Total of US$23.0 million private placement and registered direct offering. On September 8, 2026 and September 29,2026, the Company closed a private placement of 20,000,000 Class B ordinary shares to certain non-U.S. investors at US$0.40 per share for aggregate gross proceeds of US$8.0 million, a registered direct offering of 30,000,000 Class B ordinary shares at US$0.50 per share for aggregate gross proceeds of US$15,000,000 before offering expenses.

About Trident

Trident is a Singapore-headquartered digital infrastructure and technology holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s strategy centers on entering high-growth economies through trusted digital identity infrastructure and expanding across adjacent verticals spanning government technology, artificial intelligence, cybersecurity, digital commerce, agritech, and transaction-driven services. Trident’s active initiatives include national digital identity mandates, MSME digital tax formalization platforms, enterprise AI deployment, and cybersecurity solutions across Africa and the Asia-Pacific region. With active operations and strategic initiatives in Ghana and Asia-Pacific markets, Trident is positioning itself to capitalize on one of the world’s largest long-term opportunities in digital transformation infrastructure, enterprise AI deployment, and sovereign-scale technology modernization.

For more information, visit: https://tridentity.me

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital identity infrastructure and solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Public Relations & Global Partnerships:

Phoenix MGMT & Consulting

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Investor Relations Inquiries:

Email: investor@tridentity.me